Network Equipment Technologies, Inc. Announces Earnings of $.06 per Share
Company Signs Deal with Microsoft IT to provide IP/PSTN Gateways

Fremont, CA, **October 13, 2004** — net.com (NYSE: NWK) today reported its results for the second quarter of fiscal 2005, ended September 24, 2004. New product revenue and reduced expenses led to a return to profitability this quarter.

Total revenue was $31.6 million, compared to $29.1 million for the first quarter of fiscal 2005, an increase of 8.6 percent, and $31.9 million for the second quarter of fiscal 2004, a decrease of 1.1 percent.

Product revenue was $27.5 million for the second quarter of fiscal 2005, compared to $24.4 million for the first quarter of fiscal 2005, an increase of 12.6 percent, and $27.8 million for the second quarter of last year, a decrease of 1.1 percent. New products — SCREAM broadband services platform, SHOUTIP for IP telephony services, and netMS for integrated network management — represented more than 18% of product revenue, and nearly 16% of overall revenue in the current quarter. More detail follows under "Quarterly Highlights."

The Company reported **net income** of $1.4 million, or $0.06 per share for the second quarter of fiscal 2005, compared to a net loss of $829,000, or $0.03 per share, in the first quarter of fiscal 2005, and net income of $400,000, or $0.02 per share, for the second quarter of last year.

Total revenue for the six-month period ended September 24, 2004 was $60.7 million, compared to $66.0 million for the same period of fiscal 2004. **Net income for the six-month period** ended September 24, 2004 was $561,000, or $0.02 per share, compared to $2.0 million, or $0.08 per diluted share, for the same period of fiscal 2004.

Bert Whyte, net.com's president and CEO noted, "Just over a year ago, while pursuing tier-one carrier business, we recognized the imperative to push into additional markets with our new products. Today, as we see continued delays in carrier spending, that strategy has started to serve us well. We have made the first major inroads into the enterprise telephony market, and we have done so with our first new enterprise-focused offering in years. With three product lines that address three critical market segments --

- more -

enterprise, government and carrier -- we have a strong revenue base and diverse opportunities for growth."

Highlights:

- Microsoft Corporation selected net.com's SHOUTIP platform as the gateway component in its global voice over IP (VoIP) network. After extensive competitive testing, Microsoft selected SHOUT2500 for its Redmond headquarters and larger offices and SHOUT900 for its smaller offices. SHOUTIP will provide the gateway components that will help to migrate the company's voice traffic from a wide variety of PBX platforms to a global VoIP network as part of the company's IP-PBX strategy, providing linking, cross connection, and voice switching across a worldwide network infrastructure.

- The Promina platform was deployed to deliver high quality voice and data services over the IP networks of the principal media facilities for the Democratic National Convention, the Republican National Convention, and the Olympic Games in Athens.

- The company achieved TL 9000 quality system certification from the Quality Excellence for Suppliers of Telecommunications (QuEST) Forum. net.com is now among an elite group of telecommunications companies to have met the rigorous standards for TL 9000 registration.

- The SCREAMlink program continued to gain traction with sales of over $1.5 million in equipment to customers in the Government sales channel to migrate their existing Promina networks to broadband.

- The company saw additional SHOUTIP related activity as it successfully tested secure voice applications within the Department of Defense, for executive mobile deployments, and sales into multiple accounts, including the Air Force, Navy, Marines, and Army. DSCS, DISA and KICC all deployed additional SCREAM and Promina equipment.

Expense Control and Restructuring

Whyte added, "Because the market remains unpredictable, particularly in the carrier space, and we have now achieved key development milestones in the SCREAM and SHOUTIP product families, we are refining our ongoing investment in certain areas of R&D to focus on the business at hand. In addition, we continue to trim costs and expenses throughout the organization to allow us to achieve profitability on lower revenues.

Conference Call

Management will discuss the quarter's results in a conference call beginning today at 2:00 p.m. PDT. The toll-free number to participate in the conference is 800-603-9684, conference name "Network Equipment Technologies." Additionally, the conference is being webcast live from the company's website, http://ir.net.com. Slides that accompany the prepared discussion will also be available on the website. Participants are advised to log in early to the website to download slides and media plug-ins, if needed, and perform webcast system compatibility tests. Live Q&A at the conclusion of prepared remarks will be conducted from the conference call only.

About net.com

Network Equipment Technologies, Inc., doing business as net.com, develops and delivers service creation platforms for broadband, Internet protocol (IP) telephony, and multiservice networks. An architect of the networking industry, net.com has been supplying service providers, governments and enterprises around the world with bullet-proof networking technology for more than 20 years. net performance. net results. net.com.

# # #

Promina, SHOUTIP, and SCREAM are registered trademarks, and net.com is a trademark of Network Equipment Technologies, Inc.

<u>Forward looking statements</u>
Statements made in this press release other than statements of historical fact are forward-looking including, for example, those relating to products and applications, existing and future customers, business operations, expense controls and future profitability or other financial results. Investors are cautioned that these statements are based upon current expectations, forecasts and

assumptions that involve risks and uncertainty that may cause actual results, events or company performance to differ materially from those expressed or implied in the forward-looking statements. Among other risks and uncertainties, our new products have not achieved broad market acceptance and future sales of such products may fluctuate dramatically; customer testing and trials of our new products can be lengthy and might not lead to additional sales; new applications for our products, even if adopted by some customers, might not have broad usage; and many of our current and prospective customers are restricting spending, which could negatively affect our earnings in future quarters. The factors identified in net.com's filings with the Securities and Exchange Commission, including Forms 10-K and 10-Q, could also affect the forward-looking statements contained in this press release. net.com disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

(Note to editors: Tables follow.)

NETWORK EQUIPMENT TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)

	Quarter Ended		Six Months Ended	
	Sep 24, 2004	Sep 26, 2003	Sep 24, 2004	Sep 26, 2003
Revenue:				
Product	$ 27,461	$ 27,776	$ 51,854	$ 57,073
Service and other	4,135	4,164	8,839	8,968
Total revenue	31,596	31,940	60,693	66,041
Costs of sales:				
Cost of product revenue	10,120	11,013	19,190	23,367
Cost of service and other revenue	4,317	3,607	8,330	7,565
Total cost of sales	14,437	14,620	27,520	30,932
Gross margin	17,159	17,320	33,173	35,109
Operating expenses:				
Sales and marketing	6,816	7,264	14,551	15,118
Research and development	7,088	6,949	13,941	13,789
General and administrative	2,442	2,442	5,109	5,190
Restructuring costs (benefits)	(103)	-	1,271	266
Total operating expenses	16,243	16,655	34,872	34,363
Income (loss) from operations	916	665	(1,699)	746
Other income (expense), net	(26)	(68)	1,343	1,519
Interest expense, net	(99)	(197)	(203)	(290)
Income (loss) before taxes	791	400	(559)	1,975
Income tax benefit	(599)	-	(1,120)	(15)
Net income	$ 1,390	$ 400	$ 561	$ 1,990
Per share data:				
Net income:				
Basic	$ 0.06	$ 0.02	$ 0.02	$ 0.09
Diluted	$ 0.06	$ 0.02	$ 0.02	$ 0.08
Common and common equivalent shares:				
Basic	24,343	23,066	24,286	22,939
Diluted	25,070	24,342	24,650	24,136

NETWORK EQUIPMENT TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Sep 24, 2004	Mar 26, 2004
Assets	(unaudited)	
Cash and investments	$ 99,506	$ 99,732
Accounts receivable, net	24,214	19,709
Inventories	12,709	13,665
Prepaid expenses and other assets	2,755	2,898
Total current assets	139,184	136,004
Property and equipment, net	29,715	31,423
Other assets	4,390	4,657
	$ 173,289	$ 172,084
Liabilities and Stockholders' Equity		
Accounts payable	$ 6,290	$ 6,334
Other current liabilities	15,705	15,681
Total current liabilities	21,995	22,015
Long term liabilities	1,518	1,705
7 1/4% convertible subordinated debentures	24,706	24,706
Stockholders' equity	125,070	123,658
	$ 173,289	$ 172,084